SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 1, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 1, 2009, the Company reported that its Board of Directors called an Ordinary and Extraordinary Shareholder’s Meeting to be held on October 29, 2009 at 2:00 pm, Buenos Aires time, outside its headquarters at Bolivar 108, 1st floor, Autonomous City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.

2. Consideration of the documentation set forth in Section 234, subsection 1, Law 19,550, for the fiscal year ended 06-30-09.

3. Consideration of duties discharged by the Board of Directors.

4. Consideration of duties discharged by the Supervisory Committee.

5. Discussion and allocation of results of the fiscal year ended 06-30-09, which showed profits in the amount of $124,616,000. Consideration of payment of dividends in cash and/or in kind in an amount of up to $103,000,000. Delegation of powers.

6. Consideration of remuneration payable to Board members for the fiscal year ended 06-30-09 in the amount of $4,568,790, in compliance with Law 19,550 and the Regulations issued by the Argentine Securities Exchange Commission. Delegation of powers to the Board of Directors for approval of budget submitted by the Auditing Committee.

7. Consideration of remuneration payable to the members of the Supervisory Committee for the fiscal year ended 06-30-09.

8. Consideration of resignation tendered by Mrs. Clarisa Diana Lifsic.

9. Number and election of Regular Directors and Alternate Directors, if any.

10. Appointment of regular and alternate members of the Supervisory Committee.

11. Appointment of Certifying Accountant for the ensuing fiscal year and determination of amount payable as remuneration.

12. Updating of report on Shared Services Agreement. Approval of amendments and delegation of powers.

13. Treatment of amounts paid as income tax on personal assets of the shareholders.

14. Consideration of the creation of a global programme for the issue of short term notes (valores representativos de deuda de corto plazo, “VCP”) in the form of simple, non-convertible notes, denominated in pesos, United States dollars or in any other currency, with a common, special or floating security and/or any other security, including third party bonds, subordinated or unsubordinated, for a maximum outstanding amount at any time that may not exceed the equivalent in Pesos to US$ 30,000,000 (or the equivalent thereof in any other currencies) (the “VCP Programme”). Delegation of full powers to the Board of Directors so that, within the maximum amount fixed by the Shareholders’ Meeting, it may determine any other conditions for the Programme, as well as the time for issue and further terms and conditions for each series and tranches of notes to be issued under the Programme. Consideration of the application for registration of the Company in the special registry of VCP’s issuers. Sub-delegation of powers by the Board of Directors of the Company.

15. Consideration of the General Special Spin-off Balance Sheet of Inversiones Ganaderas S.A., hereinafter, “IGSA”, General Special Spin-off/Merger Balance Sheet of IGSA and the General Special Merger Balance Sheet of Cresud; all of them drawn up as of 06-30-09 and the reports rendered by the supervisory committee and the auditor. Consideration of the preliminary spin-off/merger agreement executed with IGSA on 09-25-2009.

16. Consideration of payment of bonus to the Company’s management of up to 1% of the working capital, either in cash or in kind. Delegation of powers to the Board of Directors in connection with implementation, percentage allocation, time and terms of payment.

Note: The Company’s record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362 CABA, and therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by CVSA and to submit same for purposes of its deposit at Florida 537, 18th floor, CABA from 10:00 a.m. to 6:00 p.m. not later than October 23, 2009.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 5, 2009.